
13000425

No Act
PE 1/14/13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2013

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/25/13

Re: Rite Aid Corporation
Incoming letter dated January 14, 2013

Dear Mr. Gerber:

This is in response to your letters dated January 14, 2013 and January 24, 2013 concerning the shareholder proposal submitted to Rite Aid by Steven Krol. We also have received letters from the proponent dated January 18, 2013 and January 29, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov /divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Steven Krol
*** FISMA & OMB Memorandum M-07-16 ***



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2013

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Re: Rite Aid Corporation
Incoming letter dated January 14, 2013

Dear Mr. Gerber:

This is in response to your letters dated January 14, 2013 and January 24, 2013 concerning the shareholder proposal submitted to Rite Aid by Steven Krol. We also have received letters from the proponent dated January 18, 2013 and January 29, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov /divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Steven Krol
*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Rite Aid Corporation
Incoming letter dated January 14, 2013

The proposal requests that, effective at the 2014 annual meeting, except for current Rite Aid executives or other companies enjoying contractual agreements which allow board nominees of their choosing, all other board nominees will have no former or existing business or personal relationships, either directly or indirectly, with the senior management of the company, and that all qualifying board members be paid fees and awards for board service only.

We are unable to concur in your view that Rite Aid may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Rite Aid may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Adam F. Turk
Attorney-Adviser

From: Steve Krol *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January 29, 2013 12:56 PM
To: shareholderproposals
Subject: Rite Aid Corporation-2013 Annual Meeting

January 29, 2013

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rite Aid Corporation-2013 Annual Meeting
Proponent Response to Company Supplement
to Their letter Dated January 14, 2013, Relating to
Shareholder Proposal of Steven Krol

Ladies and Gentlemen:

The undersigned Proponent refers to the Rite Aid Corporation letter dated January 14, 2013 (the "No-Action Request") and it's more recent Supplement, dated January 24, 2013, which was in response to the Proponent's letter to the Staff, dated January 18, 2013.

Proponent makes the following general points:

1. The SEC Staff has always held that in order for a company's "No-Action Request" to prevail, the burden of proof rests with the company. They must demonstrate that, pursuant to various rules pertaining to shareholder proposals, the Proponent is in actual violation of any such rules based on actual statements made by the Proponent. Company false and self-serving statements made over and over, the company presentation of irrelevant prior SEC "No-Action letters", Company attempts at Proponent mind reading, or the Company strategy of using a Proponent specific comment and then using this as a false generalization of interpretation of SEC rules by the Proponent are **not** evidence and does little to meet the company's burden. Rather, it only sidetracks the Staff from being provided relevant and accurate information from which to decide the Staff's view.

2. In 2012 Rite Aid raised no argument, absolutely none, relating to the Proposal's discussion of directors or the upcoming election; it's only argument, which the Staff refused to concur with, was that Ameritrade was not determined by them to be a valid DTC participant. Proponent reasonably assumes Rite Aid would put forth all their arguments to the SEC Staff, and what the Staff was only left to decide a view on was the Ameritrade issue.

The 2013 Proposal is nearly identical to the 2012 Proposal, but for the brief last paragraph.

3. Rite Aid has not disagreed, either this year or last year, about even one of the specific five examples of board independence which Proponent mentions in it's Supporting Statement, choosing instead to paint with a broad brush a self-serving comment, namely that it is "Proponent's definition of independence" which is false. As specifically mentioned in Proponent's January 18, 2013 SEC Staff letter response, a copy of which was sent to Rite Aid, Proponent painstakenly reviewed the literature on the subject and selected five (5) examples therefrom.

I. The Proponent Does Not Incorrectly Interpret Rule 14a-8(i)(8)(iii) As Rite Aid Falsely Alleges.

In Proponent's first letter to the Staff, the Proponent was simply responding to Rite Aid's irrelevant six (6) prior SEC "No-Action letters" whereby in some of those views, specific board members were mentioned by name and/or title. While Proponent is pleased that Rite Aid has abandoned further discussion in it's Supplement on five (5) out of six (6) of these irrelevant SEC views, it now continues to sidetrack the Staff by including, once again, the Brocade Communications, Inc. (Jan. 31, 2007) example and now for the first time introduces a new Honeywell Int'l Inc. (Mar. 2, 2000) prior SEC "No-Action letter". These two examples now appearing in the company's Supplement remain irrelevant as follows:

A. Honeywell Int'l Inc.- This Proposal would have made directors who fail to enact resolutions adopted by shareholders ineligible for election.

This was correctly viewed by the Staff as challenging the business decision-making of, in effect, the whole Board, if the Board ignored the will of it's shareholders. Therefore, naming individual directors was not even the issue here, so Rite Aid's newly included example is once again irrelevant. Of course, the "non-binding" nature of most proposals, since then, including the undersign's Proposal avoids these problems.

B. Brocade Communications, Inc.- Again, this shareholder proposal criticized directors, whether by individual name or not, who ignore certain shareholder votes. Since the Board makes and announces decisions as a whole body, this was an attack on each and every board member, intended or not, and was rightfully excluded by the Staff.

The undersigned's Proposal makes no comment on any director, individually or as a whole body, and Rite Aid's attempts to miscategorize Proponent's previous comments on their own irrelevant examples of prior Staff views should be dismissed as "off point".

II. The Company Makes a False Claim that Proponent Asserts that the Non-Binding and Prospective Nature of the Proposal Precludes the Company from Relying on Rule 14a-8(i)(8)(v).

The Company incorrectly and intentionally misinterprets the Proponent's argument by falsely claiming that the Proponent believes that since the "Proposal is non-binding and only seeks to be implemented in 2014, that the Proposal is incapable of affecting the outcome of the upcoming election of directors". Additionally, Rite Aid asserts that "the relevant inquiry is whether the Proposal has the purpose or effect of opposing the election of certain nominees for election".

Other than Rite Aid not specifying who these certain nominees for election are, because in fact none were specified, targeted or questioned for it's business judgment on any matter, action or issue unlike the irrelevant cases cited by the Company, the Proponent's Resolution and Supporting Statement acts as a "Board Election 101" guide for responsible and intelligent shareholder voting. The SEC requirement that shareholders should always vote for director nominees up for election, speaks clearly to not simply accepting the edict of a board member nominating committee as to who they want to automatically oversee the assets of their shareholders. The SEC does not have the time to review whether independence tests have been objectively met for the hundreds of thousands of board member nominees up for election.

Directing shareholders, including the many novice ones, to the source in the included proxy materials, i.e. nominee biographies, **provided by the Company**, and not the Proponent, to assist in guiding their voting decision is prudent.

Proponent assumes that this is one example, among many, as to why the SEC insists on full and complete disclosure including director nominee biographies in the proxy materials. If the election is, in fact, affected and not to the liking of the Rite Aid Nominating Committee, it would not be because of the words of the Proposal as written, but rather this is a potential outcome of any election that has two (in reality 3 if we include "Abstain") choices of "For" and "Against". It would simply mean that the shareholders "voice" was presented to the Board and, thereafter, the Board decides whether or not it will honor this "voice". The Proponent, likewise, uses the same words in the Supporting Statement, namely "whether or not" real objective independent tests have been met, expressing no one-sided opinion at all, one way or the other and remaining completely neutral.

Proponent simply presents this "How To" guide for a proper check and balance to ensure that Wall Street and not the Proponent is satisfied that "the process" is conducted to their satisfaction. After all, it is their report card that matters, since they invest in such huge amounts of monies which moves the stock price and which ultimately decides what kind of return investors will be subsequently entitled to.

Rite Aid's false assertions in this matter are meant to silence "the voice" of it's shareholders. They have stretched any reasonable credibility, similar to last year, by falsely asserting that "the Proposal seeks to question the competence, business judgment and character of Rite Aid's directors. Rite Aid falsely attacks the Proposal (and the Proponent) as stating "negative views on directors who do not meet the Proponent's standard of independence". The Proponent asks the Staff, where are such negative views of director nominees? Saying it enough times in their two letters to the Staff does not make it true, nor does it meet their minimum burden.

III. Conclusion

For the reasons stated above and in the Proponent's first letter dated January 18, 2013 as well as Rite Aid's silence on the same subject matter in 2012, Rite Aid has not met it's burden to exclude the Proposal. Proponent respectfully requests the Staff not concur with Rite Aid's argument and that it will take action if Rite Aid excludes the Proposal from the 2013 proxy materials.

If I can be of any further assistance, or if the Staff wishes to question the undersigned, please do not hesitate to contact me at the email address or telephone number appearing below.

Sincerely,
Steven Krol
Proponent and Rite Aid Shareholder

*** FISMA & OMB Memorandum M-07-16 ***

cc: Marc A. Strassler
Rite Aid Corporation

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
(202) 371-7233
DIRECT FAX
(202) 661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

FIRM/AFFILIATE OFFICES
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LONDON
MOSCOW
MUNICH
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SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
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TORONTO
VIENNA

January 24, 2013

<u>BY EMAIL</u> (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rite Aid Corporation – 2013 Annual Meeting
Supplement to Letter dated January 14, 2013
Relating to Shareholder Proposal of Steven Krol

Ladies and Gentlemen:

We refer to our letter dated January 14, 2013 (the "No-Action Request"), pursuant to which we requested, on behalf of Rite Aid Corporation ("Rite Aid"), that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Rite Aid's view that the shareholder proposal (the "Proposal") submitted by Steven Krol (the "Proponent") may properly be omitted from the proxy materials to be distributed by Rite Aid in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials").

This letter is in response to the letter to the Staff, dated January 18, 2013, submitted by the Proponent (the "Proponent's Letter") and supplements the No-Action Request. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter to the Proponent.

I. The Proponent Incorrectly Interprets Rule 14a-8(i)(8)(iii) as Requiring Directors to be Specified by Name.

The Proponent incorrectly interprets Rule 14a-8(i)(8)(iii) as requiring that directors be specified by name in the Proposal and argues that because the Proposal "mentions no individual by name" and "does not name any director as unsuitable," neither the cited precedents nor Rule 14a-8(i)(8)(iii) applies. However, there is nothing in Rule 14a-8(i)(8)(iii) or Staff guidance that supports this view. While the Proponent acknowledges that his 2011 proposal was properly excluded under Rule 14a-8(i)(8) because that proposal referred to several individual directors by name and specifically criticized the business judgment, competence and service of such directors, the Proponent incorrectly concludes that merely removing director names will circumvent Rule 14a-8(i)(8)(iii) and permit him to submit a proposal questioning the business judgment or competence of directors expected to stand for reelection at the upcoming meeting. However, the Staff has permitted exclusion under Rule 14a-8(i)(8) where the proposal and/or supporting statement "appears to question the business judgment of board members" that are expected to stand for reelection at the next annual meeting, even though directors were not specified by name. *See Brocade Communications Systems, Inc.* (Jan. 31, 2007); *see also Honeywell Int'l Inc.* (Mar. 2, 2000). We also note that the statement in the Proposal directing shareholders to carefully review the biographies for director nominees in the Company's proxy statement "to determine whether or not real independence tests have been met" belies the contention in the Proponent's Letter that the Proposal does not target Rite Aid's directors and their qualifications.

It is clear, therefore, that the Proposal is directed at Rite Aid's board nominees who do not satisfy the Proponent's standard of independence as described in the Proposal and that the supporting statement questions such nominees' business judgment and competence. References to the importance of having "truly independent outside directors" and directors who have "never worked for the company or are closely related, professionally or personally, to anyone in senior management" imply that Rite Aid's independent directors are not "truly independent" and that such directors, therefore, lack objectivity, undermine the credibility of the board, favor management and ignore good corporate governance.

The Staff has taken the position that a shareholder proposal is excludable if it could have the effect of questioning the competence or business judgment of one or more directors. *See* Exchange Act Release No. 34-56914 (Dec. 6, 2007). The Company does not believe the Proposal can be reasonably viewed as anything short of an attempt to question the competence, business judgment and character of the directors who Rite Aid expects will be nominated to stand for reelection at the 2013 annual meeting of stockholders. Accordingly, the Proposal is excludable pursuant to Rule 14a-8(i)(8)(iii).

II. The Proponent Incorrectly Argues that the Nonbinding and Prospective Nature of the Proposal Precludes the Company from Relying on Rule 14a-8(i)(8)(v).

The Proponent's Letter incorrectly argues that because the Proposal is nonbinding and only seeks to be implemented in 2014, that the Proposal is incapable of affecting the outcome of the upcoming election of directors. However, the purpose of Rule 14a-8(i)(8)(v) is to exclude proposals that misuse the Rule 14a-8 process as a means of conducting campaigns in director elections and Rule 14a-8(i)(8) does not require a proposal to be binding on an upcoming election in order to permit exclusion. The relevant inquiry is whether the proposal has the purpose or effect of opposing the election of certain nominees for election. *See, e.g., Honeywell Int'l Inc.* (Mar. 2, 2000) (permitting exclusion under Rule 14a-8(i)(8) because the proposal and supporting statement "appear[ed] to question the business judgment of board members" expected to stand for reelection at the upcoming annual meeting, despite the proponent's argument that the proposal related only to "future nominations" and that it was "absurd to suggest that [the] proposal in any way suggest[ed] that anyone vote against the candidates" in the proxy statement).

As discussed above and in the No-Action Request, the Proposal seeks to question the competence, business judgment and character of Rite Aid's directors and specifically ties the Proposal (and the Proponent's negative views on directors who do not meet the Proponent's standard of independence) to the director nominees named in the proxy statement. Accordingly, the purpose and effect of the Proposal is to influence shareholders' voting decisions in the election of directors at the upcoming annual meeting. In fact, the Proponent's Letter acknowledges that "[r]eferring shareholders to existing information in the proxy materials" is meant to "guide [shareholders] in intelligently casting their ballots" and that the Proposal "is a small step in assisting in this process."

III. Conclusion

For the reasons stated above and in the No-Action Request, we respectfully request the Staff's concurrence that it will take no action if Rite Aid excludes the Proposal from the 2013 proxy materials pursuant to Rule 14a-8(i)(8)(iii) or Rule 14a-8(i)(8)(v).

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,



Marc S. Gerber

cc: Marc A. Strassler, Esq.
Rite Aid Corporation

Steven Krol

From: Steve Kröl FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, January 18, 2013 2:18 PM
To: shareholderproposals
Subject: Rite Aid Corporation-2013 Annual Meeting

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

January 18, 2013

Re: Rite Aid Corporation-2013 Annual Meeting
Proponent Response to Rite Aid Request to Omit
Shareholder Proposal

Ladies and Gentlemen:

The undersigned Proponent appreciates this opportunity the Staff of the Division of Corporation Finance now provides to respond to Rite Aid's No-Action Request, dated January 14, 2013.

Proponent fully believes, based on all facts presented below, that the Staff should not concur with Rite Aid's views on this matter. Importantly, the Proposal and Supporting Statement are very similar in content in most respects to last year's Proposal, except in the very last brief paragraph, which will be addressed more fully below.

Upon review of the 2012 No-Action Request, the Staff will clearly note that Rite Aid was completely silent and without argument, by the same attorney, on any of today's issues they now raise by default.

Last year's lone argument by Rite Aid, that the Staff did not concur with, was the validity of Ameritrade, Proponent's broker, as a DTC participant. This year, failing to find any holes in Proponent's qualification letter, Rite Aid has resorted to attempting to silence the voice and voting of it's shareholders with a very strained argument which has no merit.

I. Basis for Inclusion

Proponent respectfully requests that the Staff not concur with Rite Aid's view that it may exclude the Proposal from the 2013 proxy materials since there is no credible evidence, including Rite Aid's irrelevant archived SEC no-action letters, which has anything to do with the Proposal now before this Staff. Namely, there are no words or statements contained therein which challenges the competence and/or judgment of any director (s) that Rite Aid expects to nominate for reelection at the 2013 Annual Meeting.

II. The Proposal May Not be Excluded Pursuant to SEC Rules Because the Proposal Does Not Question the Business Judgment of Board Members Rite Aid Expects to Nominate for Reelection at the Upcoming Annual Meeting of Shareholders.

In Rite Aid's No-Action Request letter. Paragragh IV, they make reference to six (6) prior no-action letters, whereby the Staff correctly excluded a proposal. These examples have absolutely nothing to do with the Proposal now before the Staff as follows and in the order presented by the company:

1. Rite Aid Corp. (April 1, 2011) - The company neglects to advise the Staff, perhaps intentionally, that this 2011 Proposal was submitted by the undersigned, and was the first Proposal ever submitted to a public company, when not fully versed in all SEC rules pertaining to proposal submissions. Proponent readily understands now why that proposal was omitted as it made reference to numerous individual directors by name up for reelection.

Today's Proposal mentions no individual by name nor does it make any allegation of anyone up for reelection or otherwise.

2. Marriott International- That Proposal, according to Rite Aid, targeted two (2) directors for removal from the Board.

Today's Proposal does not target or name any board member for removal from the Board.

3. General Electric Co.- That Proposal, according to Rite Aid, includes a named director as unsuitable for service on the Board.

Today's Proposal does not name any director as unsuitable.

4. Brocade Communications Systems- That Proposal, according to Rite Aid, asserted that any director that ignored the (2006) votes of shareholders is not fit for reelection.

Today's Proposal, not only does not suggest any retaliation against even a single director, but as well Proponent clearly indicates that this resolution is "non-binding" on the Board. Although every shareholder certainly hopes that the will and voice of the shareholder majority will be taken very seriously, this Proposal forces no actions by the Board.

5. Exxon Mobil- That Proposal, according to Rite Aid, specifically referred to the CEO as causing "negative perceptions of the company".

Today's Proposal, once again, does not challenge the business judgment of any board member up for reelection.

6. Black & Decker Corp.- That Proposal, according to Rite Aid, questioned the business judgment, competence and service of the company's CEO.

Today's Proposal, once again and in summary of this and the preceding five (5) "off point" Rite Aid no-action letter examples, does not target any director up for reelection or otherwise, and the undersigned is perplexed why such examples were even presented to the Staff for it's review. Simply, they bear no relationship to the Proposal now under Staff review.

III. The Proposal May Not Be Excluded Because the Proposal In No Way Affects the Outcome of the Upcoming 2013 Election of Directors.

In Rite Aid's letter to the SEC Staff, Section V, the company has apparently gone into the mindreading business, in addition to managing a drugstore chain, since it erroneously attempts to read the mind of the undersigned and express unfounded motivations, for which it has no expertise.

The company routinely provides a Table of Contents in it's proxy materials with a line item entitled "Board of Directors", correctly so, since an election takes place each year to vote on the Board's recommended slate of director nominees, which have routinely been unopposed. This section of the proxy materials clearly discusses the nominees backgrounds, together with prior and past associations.

If the SEC simply desired to rubberstamp each and every edict and decision of a board of directors without the comment or voice of it's shareholders, there would be no need for an Annual Meeting or an election to vote on various matters placed before shareholders of record. The SEC has provided proper checks and balances requiring not only shareholder voting, but as well requiring fully informative proxy materials in order for current and future potential shareholders to vote intelligently to protect their investment or consider investing in the company for the first time.

Importantly, Rite Aid has not disputed the soundness of the five (5) category examples of independence mentioned in Proponent's Supporting Statement either this year or last year, erroneously now claiming for the first time that these are "Proponent's definition of independence". In fact, these common sense examples of appropriate independence were **all** found and contained in respected business publications.

Additionally, and again erroneously asserted by the company, Proponent does not "express a negative view of directors standing for election". In fact, Proponent expresses no view at all, in one direction or the other, and Rite Aid's lack of expertise in "psychologically profiling" this Proponent's motives should be dismissed by the Staff as unfounded. In any event, this Proposal if adopted by the majority of shareholders and implemented by the Board has no impact on the election of director nominees for 2013; rather the Proposal makes clear it would be implemented starting in 2014, and only then if the Board chooses to adopt this "non-binding" resolution.

Rite Aid's complaint, according to them, that this resolution could "influence shareholder's voting decisions to vote for or against certain of Rite Aid's director nominees" is an interesting point. The Proponent asks, is it the Proposal that is the real problem, or is it the director nominee biographies, which the company itself provides in all it's detail that worries Rite Aid so much? If the company believes it has met it's fiduciary responsibilities to it's shareholders and have selected the best slate of director nominees, with the required majority independence, then why the unfounded concern when Proponent directs it's shareholders to read in the proxy materials the very information that the company itself provides, for intelligent voting purposes?

A majority independent Board is in the best interest of the company and it's shareholders. It invites in the "big boys" of Wall St., that Proponent makes reference to, by having them lift the stock price when they purchase millions of shares in one transaction, by virtue of their confidence that board independence will appropriately watch their investment and provide them a decent return. Next to the vote of existing shareholders, this is the ultimate vote and 'good housekeeping seal of approval" that gets bestowed on the Board and it's management. Referring shareholders to existing information in the proxy materials to guide them in intelligently casting their ballots has long been a goal of the SEC. This proposal is a small step in assisting in this process.

IV. Conclusion

For the foregoing reasons, the Proponent respectfully requests that the Staff not concur with Rite Aid and request that the company include the Proposal in the 2013 proxy materials.

Should the Staff wish to make any minor changes in the Proposal or have any questions, please do not hesitate to contact the undersigned at the telephone number or email address below.

Sincerely,
Steven Krol

Proponent and Rite Aid Shareholder

*** FISMA & OMB Memorandum M-07-16 ***

cc: Marc Strassler-Rite Aid Corp.
By Email

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
(202) 371-7233
DIRECT FAX
(202) 661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
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HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

January 14, 2013

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rite Aid Corporation – 2013 Annual Meeting
Omission of Shareholder Proposal Submitted
by Steven Krol

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Rite Aid Corporation, a Delaware corporation ("Rite Aid" or the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Rite Aid's view that, for the reasons stated below, it may exclude the shareholder proposal (the "Proposal") submitted by Steven Krol (the "Proponent") from the proxy materials to be distributed by Rite Aid in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Rite Aid's intent to omit the Proposal from the 2013 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the Company.

I. The Proposal

The resolution contained in the Proposal is set forth below:

> **RESOLVED-** Effective at the 2014 Annual Meeting, shareholders request and recommend for non-binding vote the following:
>
> 1. Except for current Rite Aid executives or other companies enjoying contractual agreements which allow Board nominees of their choosing, that all other nominees will have no former or existing business or personal relationships, either directly or indirectly, with the senior management or the Company, and
>
> 2. All qualifying board members be paid fees and awards for board services only.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Rite Aid's view that it may exclude the Propasal from the 2013 proxy materials pursuant to (i) Rule 14a-8(i)(8)(iii) because the Proposal questions the competence and business judgment of directors that Rite Aid expects to nominate for reelection at the upcoming annual meeting of shareholders and (ii) Rule 14a-8(i)(8)(v) because the Proposal otherwise could affect the outcome of the upcoming election of directors.

III. Background

The Company received the Proposal, accompanied by a cover letter from the Proponent and a letter from TD Ameritrade, by email on January 4, 2013. Copies of the Proposal and related enclosures are attached hereto as Exhibit A.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(8)(iii) Because the Proposal Questions the Business Judgment of Board Members Rite Aid Expects to Nominate for Reelection at the Upcoming Annual Meeting of Shareholders.

Under Rule 14a-8(i)(8)(iii), a shareholder proposal may be excluded from a company's proxy materials if it "[q]uestions the competence, business judgment, or character of one or more nominees or directors." In 2010, the Commission adopted amendments to Rule 14a-8(i)(8) to codify prior Staff interpretations and expressly allow for the exclusion of a proposal that "[q]uestions the competence, business judgment, or character of one or more nominees or directors ... or [o]therwise could affect the outcome of the upcoming election of directors." Exchange Act Release No. 34-62764 (Aug. 25, 2010) (the "2010 Release"). As explained in the 2010 Release, the amendment to Rule 14a-8(i)(8) "was not intended to change the [S]taff's prior interpretations or limit the application of the exclusion" but rather to "provide more clarity to companies and shareholders regarding the application of the exclusion." *See also* Exchange Act Release No. 34-56914 (Dec. 6, 2007) (noting that the Staff has taken the position that a proposal would be subject to exclusion under Rule 14a-8(i)(8) if the proposal "could have the effect of ... questioning the competence or business judgment of one or more directors").

On a number of occasions, the Staff has permitted a company to exclude a proposal under Rule 14a-8(i)(8) where the proposal, together with the supporting statement, questioned the competence, business judgment or character of directors who will stand for reelection at an upcoming annual meeting of shareholders. *See Rite Aid Corp.* (Apr. 1, 2011) (permitting exclusion of a proposal that criticized the business judgment, competence and service of directors because the supporting statement "appear[ed] to question the business judgment of board members whom Rite Aid expects to nominate for reelection at the upcoming annual meeting of shareholders"); *Marriott Int'l, Inc.* (Mar. 12, 2010) (permitting exclusion of a proposal that targeted two directors for removal from the board and questioned their suitability because the proposal "appear[ed] to question the business judgment of a board member whom Marriott expects to nominate for reelection at the upcoming annual meeting of shareholders"); *General Electric Co.* (Jan. 29, 2009) (permitting exclusion of a proposal that suggested that the named director was unsuitable for service on the board, should have resigned and that her continued presence "besmirched" the company because the supporting statement "appear[ed] to question the business judgment of a board member whom GE expects to nominate for reelection at the upcoming annual meeting of shareholders"); *Brocade Communications Systems, Inc.* (Jan. 31, 2007) (permitting exclusion of a proposal stating that "any director that ignores [the 2006] votes of the Company's shareowners is not fit for re-election," as appearing to "question the business judgment of board members whom Brocade indicates will stand for reelection at the upcoming annual meeting of shareholders"); *Exxon Mobil Corp.* (Mar. 20, 2002) (permitting exclusion of a proposal that referred to the chief executive officer as causing "negative perceptions of the company" because it "appear[ed] to question the business judgment of Exxon Mobil's chairman, who will stand for reelection at the upcoming annual meeting of shareholders"); *Black & Decker Corp.* (Jan. 21, 1997) (permitting exclusion of a proposal requesting that the board disqualify anyone who has served as chief executive officer from serving as chairman of the board because it "appear[ed] that the actions contemplated by the proposal, together with certain contentions made in the supporting statement, question[ed] the business judgment, competence and service of the Company's chief executive officer who the

Company indicates will stand for reelection at the upcoming annual meeting of shareholders").

When read together with the supporting statement, it is clear that the Proposal questions the competence and business judgment of the Company's board nominees who do not meet the Proponent's standard of independence as described in the Proposal. The supporting statement refers to the importance of having "truly independent outside directors" and directors who have "never worked for the company or are closely related, professionally or personally, to anyone in senior management." These statements imply that some of Rite Aid's independent directors are not "truly independent."

The supporting statement also claims that NYSE listed companies often "subjectively interpret the independence rules" and "misapply" them, and where such independence rules are not properly applied, a board's objectivity and independence will be compromised and the board will lose its credibility. According to the Proponent, such boards "lack real outside independence to protect … investment[s]," "tend to make decisions more beneficial to management" and "otherwise ignore good corporate governance."

Significantly, the supporting statement makes it clear that these are not abstract, general statements on corporate governance, but rather are intended to relate to Rite Aid's directors nominated for reelection when the supporting statement directs shareholders to carefully review the biographies for director nominees in the Company's proxy statement "to determine whether or not real independence tests have been met." The Proponent's specific reference to Rite Aid's director nominees in this context, together with the preceding comments criticizing boards that "lack real outside independence," clearly implies that the Proponent believes some of the Rite Aid director nominees named in the Company's proxy statement do not meet the Proponent's "real independence tests" and, therefore, lack objectivity, undermine the credibility of the board, favor management and ignore good corporate governance.

Because the Proposal questions the competence, business judgment and character of the directors who do not meet the Proponent's definition of independence and who Rite Aid expects will be nominated to stand for reelection at the 2013 annual meeting of shareholders, the Proposal is excludable from the 2013 proxy materials pursuant to Rule 14a-8(i)(8)(iii).

V. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(8)(v) Because the Proposal Otherwise Could Affect the Outcome of the Upcoming Election of Directors.

Under Rule 14a-8(i)(8)(v), a shareholder proposal may be excluded from a company's proxy materials if it "[o]therwise could affect the outcome of the upcoming election of directors." In the proposing release relating to amendments to Rule 14a-8(i)(8), the Commission stated that the language in clause (v) "was included to address new proposals that may be developed over time that are comparable to the four specified categories and would undermine the purpose of the exclusion." Exchange Act Release No. 34-60089 (Jun. 10, 2009). The Commission has stated that the "principal purpose of the [exclusion] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns." Exchange Act Release No. 34-12598 (July 7,1976).

In the last paragraph of the supporting statement, the Proponent's statement that "[s]hareholders should carefully review the biographies for director nominees contained in these proxy materials under the heading 'Board of Directors' in the Table of Contents to determine whether or not real independence tests have been met" is clearly intended to express a negative view of directors standing for election and result in shareholders incorporating the Proponent's views when making their voting decisions in this election. Accordingly, the Proposal could have an effect on the outcome of the election of Rite Aid directors at the 2013 annual meeting. Rule 14a-8(i)(8) is intended to prevent precisely this kind of back door campaign against directors standing for election. Urging shareholders to review the biographies of director nominees in order to decide whether or not such nominees are independent according to the Proponent's definition of independence is a clear attempt to influence shareholders' voting decisions to vote for or against certain of Rite Aid's director nominees and is not an appropriate use of the Rule 14a-8 shareholder proposal process.

Because the Proposal could affect the outcome of the upcoming election of directors, the Proposal is excludable from the 2013 proxy materials pursuant to Rule 14a-8(i)(8)(v).

VI. Conclusion

For the foregoing reasons, Rite Aid respectfully requests the concurrence of the Staff that the Proposal may be excluded from the 2013 proxy materials pursuant to Rule 14a-8(i)(8).

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,



Marc S. Gerber

Attachments

cc: Marc A. Strassler, Esq.
Rite Aid Corporation

Steven Krol

EXHIBIT A

From: Steve Krol FISMA & OMB Memorandum M-07-16 ***
Date: January 4, 2013, 12:09:44 PM EST
To: Marc Strassler <mstrassler@riteaid.com>
Subject: Proposal for 2013 Annual Meeting of Shareholders
Reply-To: Steve Krol FISMA & OMB Memorandum M-07-16 ***

Mr. Marc A. Strassler
Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pa. 17011

January 4, 2013

Dear Mr. Strassler:

Please allow this letter to act as your notice that the undersigned shareholder intends to present at the 2013 Annual Meeting of Shareholders the following Proposal, which recommends that Rite Aid Corp. and/or it's Board of Directors consider certain future actions. A prior email sent to you earlier this morning evidences my sufficient position in Rite Aid stock held by my broker Ameritrade.

It is requested that this Proposal be placed on the company's proxy card, and in a form that allows for shareholder's to specify by boxes a choice between For, Against, or Abstain.

As the previously submitted Ameritrade letter, dated 1/4/13, indicates, I have continuously held at least $2000. in market value of Rite Aid common shares for much longer than one (1) year, and I intend on holding these shares through at least the date of the 2013 Annual Meeting of Shareholders, which I will also attend.

Sincerely,
Steven Krol
Rite Aid Shareholder
*** FISMA & OMB Memorandum M-07-16 ***

STOCKHOLDER PROPOSAL-

RECOMMENDATION FOR QUALIFICATION OF CERTAIN DIRECTOR NOMINEES

Steven Krol, owner of 255,625 common shares, has notified the Company that he intends to present the following Proposal at the 2013 Annual Meeting of Shareholders.

RESOLVED- Effective at the 2014 Annual Meeting, shareholders request and recommend for non-binding vote the following:

1. Except for current Rite Aid executives or other companies enjoying contractual agreements which allow Board nominees of their choosing, that all other nominees will have no former or existing business or personal relationships, either directly or indirectly, with the senior management or the Company, and

2. All qualifying board members be paid fees and awards for board service only.

Supporting Statement

The primary responsibility of the board of directors is to protect shareholder assets and ensure they receive a decent return on their investment. The composition and performance of a board of directors says a lot about it's responsibilities to a company's shareholders.

Having truly independent outside directors has always been considered a "best practice". In theory, the Board is responsible to the shareholders and is supposed to govern a company's management. Independence allows a director to be objective and evaluate the performance of management and the well-being of the company.

This includes:

Independence from Management-
Directors get outside information and perspective other than from the company President or CEO

Compensation-
Board members do not accept compensation for anything other than board service

Conflict of Interest-
Board members have never worked for the company or are closely related, professionally or personally, to anyone in senior management

Effectiveness and Time Constraints of a Board Member-
According to a 2003 study of the 1,700 largest U.S. public companies, the majority of board members sit on no more than three boards

Ethics-
All board members have an impeccable record and reputation for honest and ethical conduct in his or her professional and personal activities

All NYSE listed companies, subjectively interpret the independence rules established by the NYSE. Often times, companies misapply the rules. A Board loses credibility if it's objectivity and independence are compromised by not correctly applying the definition of independence. Too many actual insiders serving as directors will mean that the Board will tend to make decisions more beneficial to management. The "big boys" on Wall Street will never invest and place their monies at risk in any company where they believe the Board lacks real outside independence to protect their investment and to otherwise ignore good corporate governance.

This Resolution will guide our Board in naming certain Board nominees. There is no more important decision that they make while serving on our Board to increase shareholder value. Shareholders should carefully review the biographies for director nominees contained in these proxy materials under the heading "Board of Directors" in the Table of Contents to determine whether or not real independence tests have been met and are strongly urged to vote "**FOR**" this Proposal.

From: Steve Krol*** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, January 04, 2013 11:32 AM
To: Marc Strassler
Subject: Proposal For 2013 Annual Meeting of Shareholders

Dear Mr. Strassler: 1/4/13

Reference is made to the Ameritrade attachment included herein, dated today 1/4/13, evidencing my current stock position in Rite Aid Corporation. Please note my new address in this letter for purposes of any future mailings. The undersigned will maintain this stock position beyond the date of the 2013 Annual Meeting. The Proposal to be included in the proxy materials for shareholder vote will immediately follow this email.

I hope you and your family will have much health and happiness in this New Year.

Sincerely,
Steven Krol
Rite Aid Shareholder



January 4, 2013

Steven Krol

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Steven Krol,

Thank you for allowing me to assist you today. Pursuant to your request, our records indicate that as of January 4, 2013 you hold 255,625 shares of Rite Aid Corporation (symbol RAD) in this TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** Further pursuant to your request, our records indication that you have continuously held at least $2,000.00 in stock value of Rite Aid Corporation (symbol RAD) in this TD Ameritrade account ending in 9532 for over one year. Along with this, TD Ameritrade is an active participant with the Depository Trust Company (DTC).

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Emily Jackson
Resource Specialist
TD Ameritrade

TDA 5380 L 09/12

From: Steve Krol *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January 29, 2013 12:56 PM
To: shareholderproposals
Subject: Rite Aid Corporation-2013 Annual Meeting

January 29, 2013

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rite Aid Corporation-2013 Annual Meeting
Proponent Response to Company Supplement
to Their letter Dated January 14, 2013, Relating to
Shareholder Proposal of Steven Krol

Ladies and Gentlemen:

The undersigned Proponent refers to the Rite Aid Corporation letter dated January 14, 2013 (the "No-Action Request") and it's more recent Supplement, dated January 24, 2013, which was in response to the Proponent's letter to the Staff, dated January 18, 2013.

Proponent makes the following general points:

1. The SEC Staff has always held that in order for a company's "No-Action Request" to prevail, the burden of proof rests with the company. They must demonstrate that, pursuant to various rules pertaining to shareholder proposals, the Proponent is in actual violation of any such rules based on actual statements made by the Proponent. Company false and self-serving statements made over and over, the company presentation of irrelevant prior SEC "No-Action letters", Company attempts at Proponent mind reading, or the Company strategy of using a Proponent specific comment and then using this as a false generalization of interpretation of SEC rules by the Proponent are **not** evidence and does little to meet the company's burden. Rather, it only sidetracks the Staff from being provided relevant and accurate information from which to decide the Staff's view.

2. In 2012 Rite Aid raised no argument, absolutely none, relating to the Proposal's discussion of directors or the upcoming election; it's only argument, which the Staff refused to concur with, was that Ameritrade was not determined by them to be a valid DTC participant. Proponent reasonably assumes Rite Aid would put forth all their arguments to the SEC Staff, and what the Staff was only left to decide a view on was the Ameritrade issue.

The 2013 Proposal is nearly identical to the 2012 Proposal, but for the brief last paragraph.

Directing shareholders, including the many novice ones, to the source in the included proxy materials, i.e. nominee biographies, **provided by the Company**, and not the Proponent, to assist in guiding their voting decision is prudent.

Proponent assumes that this is one example, among many, as to why the SEC insists on full and complete disclosure including director nominee biographies in the proxy materials. If the election is, in fact, affected and not to the liking of the Rite Aid Nominating Committee, it would not be because of the words of the Proposal as written, but rather this is a potential outcome of any election that has two (in reality 3 if we include "Abstain") choices of "For" and "Against". It would simply mean that the shareholders "voice" was presented to the Board and, thereafter, the Board decides whether or not it will honor this "voice". The Proponent, likewise, uses the same words in the Supporting Statement, namely "whether or not" real objective independent tests have been met, expressing no one-sided opinion at all, one way or the other and remaining completely neutral.

Proponent simply presents this "How To" guide for a proper check and balance to ensure that Wall Street and not the Proponent is satisfied that "the process" is conducted to their satisfaction. After all, it is their report card that matters, since they invest in such huge amounts of monies which moves the stock price and which ultimately decides what kind of return investors will be subsequently entitled to.

Rite Aid's false assertions in this matter are meant to silence "the voice" of it's shareholders. They have stretched any reasonable credibility, similar to last year, by falsely asserting that "the Proposal seeks to question the competence, business judgment and character of Rite Aid's directors. Rite Aid falsely attacks the Proposal (and the Proponent) as stating "negative views on directors who do not meet the Proponent's standard of independence". The Proponent asks the Staff, where are such negative views of director nominees? Saying it enough times in their two letters to the Staff does not make it true, nor does it meet their minimum burden.

III. Conclusion

For the reasons stated above and in the Proponent's first letter dated January 18, 2013 as well as Rite Aid's silence on the same subject matter in 2012, Rite Aid has not met it's burden to exclude the Proposal. Proponent respectfully requests the Staff not concur with Rite Aid's argument and that it will take action if Rite Aid excludes the Proposal from the 2013 proxy materials.

If I can be of any further assistance, or if the Staff wishes to question the undersigned, please do not hesitate to contact me at the email address or telephone number appearing below.

Sincerely,
Steven Krol
Proponent and Rite Aid Shareholder

*** FISMA & OMB Memorandum M-07-16 ***

cc: Marc A. Strassler
Rite Aid Corporation

From: Steve Kröl *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, January 18, 2013 2:18 PM
To: shareholderproposals
Subject: Rite Aid Corporation-2013 Annual Meeting

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

January 18, 2013

Re: Rite Aid Corporation-2013 Annual Meeting
Proponent Response to Rite Aid Request to Omit
Shareholder Proposal

Ladies and Gentlemen:

The undersigned Proponent appreciates this opportunity the Staff of the Division of Corporation Finance now provides to respond to Rite Aid's No-Action Request, dated January 14, 2013.

Proponent fully believes, based on all facts presented below, that the Staff should not concur with Rite Aid's views on this matter. Importantly, the Proposal and Supporting Statement are very similar in content in most respects to last year's Proposal, except in the very last brief paragraph, which will be addressed more fully below.

Upon review of the 2012 No-Action Request, the Staff will clearly note that Rite Aid was completely silent and without argument, by the same attorney, on any of today's issues they now raise by default.

Last year's lone argument by Rite Aid, that the Staff did not concur with, was the validity of Ameritrade, Proponent's broker, as a DTC participant. This year, failing to find any holes in Proponent's qualification letter, Rite Aid has resorted to attempting to silence the voice and voting of it's shareholders with a very strained argument which has no merit.

I. Basis for Inclusion

Proponent respectfully requests that the Staff not concur with Rite Aid's view that it may exclude the Proposal from the 2013 proxy materials since there is no credible evidence, including Rite Aid's irrelevant archived SEC no-action letters, which has anything to do with the Proposal now before this Staff. Namely, there are no words or statements contained therein which challenges the competence and/or judgment of any director (s) that Rite Aid expects to nominate for reelection at the 2013 Annual Meeting.

II. The Proposal May Not be Excluded Pursuant to SEC Rules Because the Proposal Does Not Question the Business Judgment of Board Members Rite Aid Expects to Nominate for Reelection at the Upcoming Annual Meeting of Shareholders.

Proponent and Rite Aid Shareholder

*** FISMA & OMB Memorandum M-07-16 ***

cc: Marc Strassler-Rite Aid Corp.
By Email

From: Steve Krol *** FISMA & OMB Memorandum M-07-16 ***
Date: January 4, 2013, 12:09:44 PM EST
To: Marc Strassler <mstrassler@riteaid.com>
Subject: Proposal for 2013 Annual Meeting of Shareholders
Reply-To: Steve Krol FISMA & OMB Memorandum M-07-16 ***

Mr. Marc A. Strassler
Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pa. 17011

January 4, 2013

Dear Mr. Strassler:

Please allow this letter to act as your notice that the undersigned shareholder intends to present at the 2013 Annual Meeting of Shareholders the following Proposal, which recommends that Rite Aid Corp. and/or it's Board of Directors consider certain future actions. A prior email sent to you earlier this morning evidences my sufficient position in Rite Aid stock held by my broker Ameritrade.

It is requested that this Proposal be placed on the company's proxy card, and in a form that allows for shareholder's to specify by boxes a choice between For, Against, or Abstain.

As the previously submitted Ameritrade letter, dated 1/4/13, indicates, I have continuously held at least $2000. in market value of Rite Aid common shares for much longer than one (1) year, and I intend on holding these shares through at least the date of the 2013 Annual Meeting of Shareholders, which I will also attend.

Sincerely,
Steven Krol
Rite Aid Shareholder
*** FISMA & OMB Memorandum M-07-16 ***

STOCKHOLDER PROPOSAL-

RECOMMENDATION FOR QUALIFICATION OF CERTAIN DIRECTOR NOMINEES

Steven Krol, owner of 255,625 common shares, has notified the Company that he intends to present the following Proposal at the 2013 Annual Meeting of Shareholders.

From: Steve Krol*** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, January 04, 2013 11:32 AM
To: Marc Strassler
Subject: Proposal For 2013 Annual Meeting of Shareholders

Dear Mr. Strassler: 1/4/13

Reference is made to the Ameritrade attachment included herein, dated today 1/4/13, evidencing my current stock position in Rite Aid Corporation. Please note my new address in this letter for purposes of any future mailings. The undersigned will maintain this stock position beyond the date of the 2013 Annual Meeting. The Proposal to be included in the proxy materials for shareholder vote will immediately follow this email.

I hope you and your family will have much health and happiness in this New Year.

Sincerely,
Steven Krol
Rite Aid Shareholder


TD Ameritrade

January 4, 2013

Steven Krol

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Steven Krol,

Thank you for allowing me to assist you today. Pursuant to your request, our records indicate that as of January 4, 2013 you hold 255,625 shares of Rite Aid Corporation (symbol RAD) in this TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** Further pursuant to your request, our records indication that you have continuously held at least $2,000.00 in stock value of Rite Aid Corporation (symbol RAD) in this TD Ameritrade account ending in 9532 for over one year. Along with this, TD Ameritrade is an active participant with the Depository Trust Company (DTC).

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Emily Jackson
Resource Specialist
TD Ameritrade

TDA 5380 L 09/12